Exhibit 99.37

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Protech Home Medical Corp. (the “Corporation”)

1019 Town Drive

Wilder, Kentucky 41076

2.	Date of Material Change

June 2, 2020

3.	News Release

A news release with respect to the material change referred to in this report was disseminated on June 2, 2020 through Canada NewsWire and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Corporation entered into an agreement with a syndicate of underwriters (collectively, the “Underwriters”) co-led by Beacon Securities Limited, as sole bookrunner, and Canaccord Genuity Corp. The Underwriters agreed to purchase, on a bought deal basis, pursuant to the filing of a short form prospectus, an aggregate of 21,740,000 units (the “Units”) at a price of $1.15 per Unit (the “Issue Price”) for aggregate gross proceeds to the Corporation of $25,001,000 (the “Offering”).

Each Unit consists of one common share of the Corporation (a “Common Share”) and one-half of one Common Share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 12 months following the closing of the Offering at an exercise price of $1.60 per share.

The Corporation granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part and from time to time, at any time until 20 days after the closing date of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The material change is fully described in the news releases attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Corporation, at 859-202-3085.

9.	Date of Report

June 4, 2020.

PROTECH HOME MEDICAL ANNOUNCES $25 MILLION BOUGHT DEAL OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cincinnati, Ohio – June 2, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ) (OTCQX: PTQQF) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) co-led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and Canaccord Genuity Corp. The Underwriters have agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 21,740,000 units (the “Units”) at a price of $1.15 per Unit (the “Issue Price”) for aggregate gross proceeds to the Company of $25,001,000 (the “Offering”).

Each Unit shall consist of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 12 months following the closing of the Offering at an exercise price of $1.60 per share.

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters.

The Company intends to use the proceeds of the Offering for working capital and general corporate purposes. The Offering is expected to close on or about June 23, 2020 and is subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Units will be offered by way of a short form prospectus to be filed in British Columbia, Alberta and Ontario (and such other provinces as the Company and Beacon may agree), and may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "1933 Act")) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act, or under other exemptions from the registration requirement that are available under the 1933 Act, and pursuant to any applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and Beacon may agree.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Offering, the use of the net proceeds from the Offering, the timing and ability of the Company to close the Offering, if at all, the number of Units offered or sold, the gross proceeds of the Offering, the timing and ability of the Company to obtain all necessary approvals, if at all, and the terms and jurisdictions of the Offering; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the timing and ability of the Company to close the Offering and to obtain all necessary approvals, if at all. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non- essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com